Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933
Subject Company: Dominion Energy, Inc.
File No. of Related Registration Statement (Form S-4): 333-297351

The following article was published by NextEra Energy, Inc. on its website on September 30, 2026.

From Richmond football fields to the electric grid, Omar Howard knows how to deliver

September 30, 2026

Juno Beach, Fla. – On a football field, Omar Howard learned success often comes down to something simple: Do your job.

As a linebacker at the University of Richmond, Howard had to know his assignment, understand how it fit into the defense and trust the 10 teammates around him would do the same.

Years later, that lesson still guides him — only now, the field looks a little different.

Howard is an associate manager of structuring at NextEra Energy Resources, part of a team charged with understanding customers’ increasingly complex energy needs and developing solutions to meet them.

That starts with understanding a customer’s goals and constraints — including how much energy they need, where and when they need it — and matching those needs with potential solutions.

The job has never been more challenging.

At a time when electricity demand is growing and customers’ needs are becoming more complex, Howard sees plenty of parallels between the teams he was part of on the football field and the one he’s part of today.

“There’s this classic saying that’s ubiquitous across football teams: Do your job,” Howard said. “It’s so true, and it’s so simple.”

Learning to play his role

Football has been part of Howard’s life for as long as he can remember.

When Howard began playing as a seventh grader, football became more than a sport. It gave him community – but Howard’s path to becoming a college football player wasn’t always obvious.

He was a raw linebacker prospect coming out of Midlothian Highschool in Midlothian, Virginia, and when he arrived at the University of Richmond, understanding the complexities of a college defense proved challenging.

“I didn’t know anything about defensive schemes,” Howard said.

For nearly two years, he worked at it.

Then, during a red-zone scrimmage ahead of his redshirt sophomore season, something clicked.

Howard recognized the play unfolding in front of him, trusted his assignment and made the tackle exactly as he had been coached.

“It was my first time actually getting the play right, doing everything right and then getting rewarded for it,” Howard said.

It was a seemingly small moment in practice, but it changed how Howard understood the game.

Instead of simply memorizing what he was supposed to do, he began understanding why he was doing it — and how his assignment affected everyone around him.

Delivering when it matters

Howard went on to become a team leader and captain for the Richmond Spiders, where he learned how to perform when the pressure was on. He remembers a playoff game at North Dakota when an injury-depleted Richmond team rallied from behind after Howard made a critical third-down tackle that helped shift the game’s momentum.

“We had so many injuries, so many young guys starting, but they stepped up and we managed to win,” Howard said.

That experience reinforced a lesson Howard carries into his work at NextEra Energy Resources today: When the stakes are high, delivering means trusting your preparation, doing your part and relying on the team around you.

A new team and a new challenge

Howard joined NextEra Energy as an intern in 2021 while pursuing graduate studies.

Today, Howard’s team turns customers’ needs into viable projects, bringing together the right expertise to evaluate opportunities, manage risk and ultimately develop solutions.

Those needs are changing quickly.

Howard said the challenge isn’t just that electricity demand is increasing. On top of that, customers are changing, timelines are tightening and the possible solutions often involve numerous interconnected variables — from generation and storage to infrastructure, financing, market conditions and risk.

“The variable set has exploded,” Howard said.

That makes teamwork increasingly important.

Just as a linebacker needs to understand what’s happening across a defense, Howard believes teams need to understand not only their own responsibilities but how their work connects with everyone else’s.

Trusting the people beside you

Howard said his football career taught him one of the most important ways to perform when that pressure rises: Know the people beside you.

“Knowing the people you work with and struggle through these problems with — that is the way to make it,” Howard said. “You can’t do it by yourself.”

It’s a lesson that connects the Richmond football fields where Howard grew up to the work he’s doing today.

Howard believes those same principles are helping his new and much larger team tackle an important challenge: building the energy infrastructure needed for the future.

“The work that the broader team does, as far as delivering critical infrastructure, it’s so important,” Howard said. “Things don’t run if we don’t deliver.”

And although his playing days are behind him, Howard still takes pride in contributing to something bigger than himself.

For Howard, the company’s work has become even more personal following NextEra Energy’s proposed combination with Dominion Energy and the expanded commitments the companies have made in his home state.

Among the new commitments is a new NextEra Energy co-headquarters office tower in downtown Richmond which would be home to 600 new NextEra Energy jobs, including the type of work Howard and his team do for the company today.

Still a proud Richmonder, Howard sees the proposed combination as an opportunity to bring NextEra Energy’s experience and capabilities to the community that helped shape him.

“We’re putting things on the grid that are going to power people’s homes and power hospitals and power innovation,” Howard said. “You’re part of something that is making a difference.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the pending business combination transaction between NextEra Energy, Inc., a Florida corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the pending transactions, the anticipated impact of the pending transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the pending transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the pending transactions may not be fully realized or may take longer to realize than expected; the timing of the closing of the pending transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the pending transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the pending transactions on the parties’ business relationships and business operations generally, including the parties’ relationships with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the pending transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the pending transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the pending transactions; any rating agency actions; the impact of the announcement or pendency of the pending transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (the “Registration Statement”), which was declared effective by the SEC on July 23, 2026, and the definitive joint proxy statement/prospectus filed by NextEra Energy with the SEC on July 28, 2026 (the “definitive joint proxy statement/prospectus”), describe additional risks relating to the pending transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement and the definitive joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the date(s) indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed the definitive joint proxy statement/prospectus with the SEC, and Dominion Energy filed a definitive proxy statement with the SEC, in each case, on July 28, 2026, and each of NextEra Energy and Dominion Energy commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.